Shuttle Pharmaceuticals Holdings, Inc.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

January 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Shuttle Pharmaceuticals Holdings, Inc. (CIK: 0001757499)
Registration Statement No. 333-291628 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Shuttle Pharmaceuticals Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on January 30, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Aaron Schleicher, Esq. of Sullivan & Worcester LLP at (212) 660-3034 and that such effectiveness also be confirmed in writing.

Very truly yours,

Shuttle Pharmaceuticals Holdings, Inc.

By:	/s/ Christopher Cooper
Name:	Christopher Cooper
Title:	Interim Chief Executive Officer